UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2023.

Commission File Number 001-38172

FREIGHT TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

Mr. Javier Selgas, Chief Executive Officer

2001 Timberloch Place, Suite 500

The Woodlands, TX 77380

Telephone: (773) 905-5076

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Closing of Third Tranche under Securities Purchase Agreement

On January 3, 2023, Freight Technologies Inc. (the “Company”) and Freight Opportunities LLC (“Investor”) entered into a Securities Purchase Agreement pursuant to which the Company agreed to issue and Freight Opportunities agreed to purchase a convertible promissory note (the “Note”) and a warrant to purchase the Company’s ordinary shares.

On October 5, 2023, the Company authorized and the Investor paid at the Company’s direction to the Company’s wholly owned subsidiary Freight App, Inc. (“Freight App”), $550,000, in respect of a closing of the third Tranche of investment under the Securities Purchase Agreement.

The Company intends such funds to be used for legal and related operating expenses of the Company and Freight App.

The preceding description of the aforementioned agreements and securities does not purport to be complete and is qualified in its entirety by reference to the Securities Purchase Agreement and the form of Note and Warrant which have previously been filed as exhibits to the Company’s Form 6-K filed by the Company with the Securities and Exchange Commission January 5, 2023. Such securities were offered and sold by the Company in reliance upon an exemption from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, and Rule 506(b) of Regulation D thereunder.

Regulation FD Disclosure

On the week beginning October 9, 2023, a representative of Freight Technologies, Inc.（the “Company” or “Fr8Tech”） intends to use an investor presentation to conduct meetings with investors, stockholders and analysts and at investor conferences. A copy of the presentation materials is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

By filing this Current Report on Form 6-K and furnishing the information contained herein, the Company makes no admission as to the materiality of any information in this report that is required to be disclosed solely by reason of Regulation FD. The Company does not undertake to update the presentation materials.

Other Events

On January 11, 2021, BG Strategic Advisors, LLC (“BGSA”) filed suit against Freight App, Inc. (“Freight App”) alleging breach and anticipatory breach of a contract (the “Action”). On February 25, 2021, Freight App filed counterclaims in the Action against BGSA and its affiliates alleging violations of the Investment Advisers Act of 1940, breach of fiduciary duty and other claims. The Action was pending in the United States District Court for the Southern District of Florida.

On October 12, 2023, the parties reached a full and final settlement of the Action pursuant to a Confidential Settlement Agreement under which all pending claims and counterclaims were dismissed with prejudice. The terms of the settlement were not disclosed. Freight App has no ongoing disputes with, and no further business relationships with, BGSA or its affiliates.

Financial Statements and Exhibits

Exhibits

Exhibit No.	Description
99.1	Corporate Presentation Materials

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 12, 2023	FREIGHT TECHNOLOGIES, INC.

	By:	/s/ Javier Selgas
	Name:	Javier Selgas
	Title:	Chief Executive Officer